 Exhibit 99.1
Management’s Discussion and Analysis
May 7, 2024
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).
For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2023, dated March 21, 2024 (the 2023 annual MD&A).
This MD&A, for the three months ended March 31, 2024, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three months ended March 31, 2024, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2023, and the 2023 annual MD&A.
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated March 21, 2024 (the 2023 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this document and is not incorporated into this document by reference.
References to “we”, “our”, “Suncor” or “the company” means Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless otherwise specified or the context otherwise requires.
Basis of Presentation
Unless otherwise noted, all financial information is derived from the company’s condensed Consolidated Financial Statements, which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.
References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude. In 2023, Suncor completed two separate acquisitions of additional working interest in Fort Hills, increasing its ownership from 54.11% to 100%.
Common Abbreviations
For a list of the abbreviations that may be used in this MD&A, please refer to the Common Abbreviations section of this MD&A.
4   2024 First Quarter   Suncor Energy Inc.

1. FIRST QUARTER HIGHLIGHTS
•
First quarter financial results. Adjusted funds from operations(1) were $3.169 billion ($2.46 per common share) in the first quarter of 2024, compared to $3.002 billion ($2.26 per common share) in the prior year quarter. Adjusted operating earnings(1) were $1.817 billion ($1.41 per common share) in the first quarter of 2024, compared to $1.809 billion ($1.36 per common share) in the prior year quarter.

•
Record Oil Sands production. Total Oil Sands production was 785,000 bbls/d in the first quarter of 2024, the highest quarterly Oil Sands production in company history, reflecting the company’s increased working interest in Fort Hills and record Firebag production. The company maximized SCO production through an upgrader utilization(2) of 102%, including a record 107% at Oil Sands Base, and 96% at Syncrude.

•
Record refinery throughput and refined product sales. Refinery crude throughput was 455,300 bbls/d in the first quarter of 2024, reflecting the highest first quarter throughput in the company’s history, and refined product sales were a record 581,000 bbls/d.

•
Returned value to shareholders. Suncor returned approximately $1.0 billion of value to shareholders in the first quarter of 2024 through $702 million in dividends and $293 million in share repurchases.

•
Launch of loyalty partnership. Petro-Canada™, together with Canadian Tire Corporation, announced the details of the Petro-Points™ and Triangle Rewards® loyalty partnership, which includes the benefits of linking accounts to maximize rewards from each loyalty program. Together, the loyalty partnership between two iconic Canadian brands provides more value and convenience to millions of loyalty members at more than 1,800 Petro-Canada and Canadian Tire Gas+ locations across the country.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings to adjusted operating earnings.

(2)
Upgrader utilization is calculated using gross upgraded production, inclusive of internally consumed products and inter-asset transfers, and gross upgrader nameplate capacities, on an average basis of Oil Sands Base and Syncrude.

2024 First Quarter   Suncor Energy Inc.   5

Management’s Discussion and Analysis
2. CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
Financial Highlights
	Three months ended March 31
($ millions)	2024	2023
Earnings (loss) before income taxes

Oil Sands	1 371	1 477

Exploration and Production	274	375

Refining and Marketing	1 114	993

Corporate and Eliminations	(539)	(131)

Income tax expense	(610)	(662)
Net earnings	1 610	2 052
Adjusted operating earnings (loss)(1)

Oil Sands	1 365	1 490

Exploration and Production	274	375

Refining and Marketing	1 118	998

Corporate and Eliminations	(319)	(430)

Income tax expense included in adjusted operating earnings	(621)	(624)
Total	1 817	1 809
Adjusted funds from (used in) operations(1)

Oil Sands	2 443	2 588

Exploration and Production	467	491

Refining and Marketing	1 306	1 194

Corporate and Eliminations	(398)	(533)

Current income tax expense	(649)	(738)
Total	3 169	3 002
Change in non-cash working capital	(382)	(1 963)

Cash flow provided by operating activities	2 787	1 039
Capital and exploration expenditures(2)(3)

Asset sustainment and maintenance	574	590

Economic investment	663	438
Total	1 237	1 028
Free funds flow(1)	1 858	1 916

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest of  $74 million in the first quarter of 2024, compared to $58 million in the first quarter of 2023.

(3)
Excludes capital expenditures related to assets previously held for sale of nil in the first quarter of 2024, compared to $42 million in the first quarter of 2023.

6   2024 First Quarter   Suncor Energy Inc.

Operating Highlights
	Three months ended March 31
(mbbls/d, unless otherwise noted)	2024	2023
Production volumes

Oil Sands – Upgraded – net SCO and diesel	545.0	497.8

Oil Sands – Non-upgraded bitumen	240.0	177.3
Total Oil Sands production volumes	785.0	675.1
Exploration and Production	50.3	67.0
Total upstream production	835.3	742.1
Refinery utilization (%)	98	79

Refinery crude oil processed	455.3	367.7
Financial Results
Net Earnings
Suncor’s consolidated net earnings for the first quarter of 2024 were $1.610 billion, compared to $2.052 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings discussed below.
Other items affecting net earnings over these periods included:
•
An unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt of $220 million recorded in financing expenses in the Corporate and Eliminations segment in the first quarter of 2024, compared to $3 million in the first quarter of 2023.

•
An unrealized gain on risk management activities of $2 million recorded in other income (loss) in the first quarter of 2024, compared to an unrealized loss of $18 million in the first quarter of 2023.

•
During the first quarter of 2023, the company recorded a gain of $302 million on the sale of its wind and solar assets in the Corporate and Eliminations segment.

•
An income tax recovery related to the items noted above of $11 million in the first quarter of 2024, compared to an expense of $38 million in the first quarter of 2023.

Adjusted Operating Earnings Reconciliation(1)
	Three months ended March 31
($ millions)	2024	2023
Net earnings	1 610	2 052

Unrealized foreign exchange loss on U.S. dollar denominated debt	220	3

Unrealized (gain) loss on risk management activities	(2)	18

Gain on significant disposal	—	(302)

Income tax (recovery) expense on adjusted operating earnings adjustments	(11)	38
Adjusted operating earnings(1)	1 817	1 809

(1)
Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2024 First Quarter   Suncor Energy Inc.   7

Management’s Discussion and Analysis
Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Suncor’s adjusted operating earnings of $1.817 billion ($1.41 per common share) in the first quarter of 2024 were comparable to $1.809 billion ($1.36 per common share) in the prior year quarter, primarily due to higher Oil Sands sales volumes and refinery production in Refining and Marketing (R&M), partially offset by lower refined product realizations, lower average Oil Sands price realizations and increased Oil Sands royalties.
Adjusted Funds from Operations and Cash Flow Provided by Operating Activities
Adjusted funds from operations were $3.169 billion ($2.46 per common share) in the first quarter of 2024, compared to $3.002 billion ($2.26 per common share) in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings.
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.787 billion ($2.16 per common share) in the first quarter of 2024, compared to $1.039 billion ($0.78 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a smaller use of cash associated with the company’s working capital balances in the current quarter compared to the prior year quarter. The use of cash in the first quarter of 2024 was primarily due to higher accounts receivable balances, as a result of an increase in sales volumes and an increase in benchmark commodity prices during the quarter, partially offset by a decrease in tax receivable balances.
Operating, Selling and General Expenses
	Three months ended March 31
($ millions)	2024	2023
Operations, selling and corporate costs	2 815	2 726

Commodities	466	551

Share-based compensation and other(1)	159	147
Total operating, selling and general (OS&G) expenses	3 440	3 424

(1)
In the first quarter of 2024, share-based compensation expense of  $159 million included $51 million recorded in the Oil Sands segment, $5 million recorded in the E&P segment, $25 million recorded in the R&M segment and $78 million recorded in the Corporate and Eliminations segment. In the first quarter of 2023, share-based compensation expense of  $101 million included $39 million recorded in the Oil Sands segment, $2 million recorded in the E&P segment, $16 million recorded in the R&M segment and $44 million recorded in the Corporate and Eliminations segment. In the first quarter of 2023, other primarily includes costs associated with investments in the company’s digital transformation and spend related to low-carbon fuel development projects.

The increase in OS&G expenses in the first quarter of 2024 compared to the prior year quarter was primarily due to the company’s increased working interest in Fort Hills and higher share-based compensation expenses, offset by lower commodity costs, decreased maintenance costs in the current quarter and the sale of the company’s U.K. E&P portfolio. The company’s exposure to commodity costs is partially mitigated by revenue from power sales that are recorded in operating revenues.
8   2024 First Quarter   Suncor Energy Inc.

Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations. For additional details, see the Financial Information section of the 2023 annual MD&A.
		Average for the three months ended March 31
		2024	2023
WTI crude oil at Cushing	US$/bbl	76.95	76.10

Dated Brent crude	US$/bbl	83.25	81.25

Dated Brent/Maya crude oil FOB price differential	US$/bbl	14.10	18.40

MSW at Edmonton	Cdn$/bbl	92.20	99.05

WCS at Hardisty	US$/bbl	57.60	51.35

WTI-WCS light/heavy differential	US$/bbl	(19.35)	(24.75)

SYN-WTI (differential) premium	US$/bbl	(7.40)	2.10

Condensate at Edmonton	US$/bbl	72.80	79.85

Natural gas (Alberta spot) at AECO	Cdn$/GJ	2.20	3.05

Alberta Power Pool Price	Cdn$/MWh	99.30	142.00

New York Harbor 2-1-1 crack(1)	US$/bbl	27.05	36.70

Chicago 2-1-1 crack(1)	US$/bbl	19.80	31.55

Portland 2-1-1 crack(1)	US$/bbl	26.85	37.40

Gulf Coast 2-1-1 crack(1)	US$/bbl	27.95	37.65

U.S. Renewable Volume Obligation	US$/bbl	3.70	8.20

Suncor custom 5-2-2-1 index(2)	US$/bbl	35.95	42.80

Exchange rate (average)	US$/Cdn$	0.74	0.74

Exchange rate (end of period)	US$/Cdn$	0.74	0.74

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the 5-2-2-1 index is calculated, see Suncor’s 2023 annual MD&A.

2024 First Quarter   Suncor Energy Inc.   9

Management’s Discussion and Analysis
3. SEGMENT RESULTS AND ANALYSIS
OIL SANDS
Financial Highlights
	Three months ended March 31
($ millions)	2024	2023
Operating revenues	6 922	6 067

Less: Royalties	(782)	(272)
Operating revenues, net of royalties	6 140	5 795
Earnings before income taxes	1 371	1 477
Adjusted for:

Unrealized (gain) loss on risk management activities	(6)	13
Adjusted operating earnings(1)	1 365	1 490
Adjusted funds from operations(1)	2 443	2 588
Free funds flow(1)	1 448	1 778

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands segment adjusted operating earnings were $1.365 billion in the first quarter of 2024, compared to $1.490 billion in the prior year quarter, with the decrease primarily due to higher royalties as a result of higher bitumen pricing, and lower SCO realizations, partially offset by increased sales volumes and higher heavy crude oil realizations.
10   2024 First Quarter   Suncor Energy Inc.

Production Volumes
	Three months ended March 31
(mbbls/d)	2024	2023
Oil Sands bitumen production

Upgrader bitumen throughput	692.1	634.0

Non-upgraded bitumen production	240.0	177.3
Total Oil Sands bitumen production	932.1	811.3
Upgraded – net SCO and diesel

Oil Sands operations(1)	374.6	332.7

Syncrude(1)	197.9	184.9

Inter-asset transfers and consumption(2)(3)	(27.5)	(19.8)
Upgraded – net SCO and diesel production	545.0	497.8
Non-upgraded bitumen

Oil Sands operations	120.3	109.9

Fort Hills	177.6	74.7

Syncrude	—	5.2

Inter-asset transfers(4)	(57.9)	(12.5)
Non-upgraded bitumen production	240.0	177.3
Oil Sands production volumes to market

Upgraded – net SCO and diesel	545.0	497.8

Non-upgraded bitumen	240.0	177.3
Total Oil Sands production volumes	785.0	675.1

(1)
Oil Sands Base upgrader yields are approximately 80% of bitumen throughput and Syncrude upgrader yield is approximately 85% of bitumen throughput. Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed products and inter-asset transfers.

(2)
Both Oil Sands operations and Syncrude produce diesel and other products, which are internally consumed in operations. In the first quarter of 2024, Oil Sands operations production volumes included 14,800 bbls/d of internally consumed products, of which 9,700 bbls/d was consumed at Oil Sands Base, 4,400 bbls/d was consumed at Fort Hills and 700 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,800 bbls/d of internally consumed products.

(3)
In the first quarter of 2024, upgraded inter-asset transfers consist of 9,900 bbls/d of SCO that was transferred from Oil Sands operations to Syncrude.

(4)
In the first quarter of 2024, non-upgraded inter-asset transfers consist of 16,100 bbls/d of bitumen that was transferred from Oil Sands operations to Syncrude and 41,800 bbls/d of bitumen that was transferred from Fort Hills to Oil Sands Base.

Total Oil Sands bitumen production increased to 932,100 bbls/d in the first quarter of 2024, compared to 811,300 bbls/d in the prior year quarter, primarily due to higher absolute bitumen production at Fort Hills, in addition to the company’s increased working interest, and higher bitumen production at Oil Sands operations including record Firebag production.
The company’s net SCO production was 545,000 bbls/d in the first quarter of 2024, compared to 497,800 bbls/d in the prior year quarter, with the current quarter reflecting strong asset performance at Oil Sands Base and the prior year quarter reflecting the impact of unplanned maintenance. Benefiting from Suncor’s regional asset connectivity and yield uplift from Fort Hills bitumen feedstock, Oil Sands Base upgrader utilization was a record 107% in the first quarter of 2024, compared to 95% in the prior year quarter, and Syncrude upgrader utilization was 96% in the first quarter of 2024, compared to 90% in the prior year quarter.
Inter-asset transfers were 67,800 bbls/d in the first quarter of 2024, demonstrating increased integration within Suncor’s regional Oil Sands assets. The increase was primarily driven by 41,800 bbls/d of bitumen transferred from Fort Hills to upgrading at Oil Sands Base and 16,100 bbls/d of In Situ bitumen transferred to Syncrude.
The company’s saleable non-upgraded bitumen production increased to 240,000 bbls/d in the first quarter of 2024, compared to 177,300 bbls/d in the prior year quarter, reflecting the higher absolute bitumen production noted above.
2024 First Quarter   Suncor Energy Inc.   11

Management’s Discussion and Analysis
Sales Volumes
	Three months ended March 31
(mbbls/d)	2024	2023
Upgraded – net SCO and diesel	550.3	504.0

Non-upgraded bitumen	233.8	174.1
Total	784.1	678.1
SCO and diesel sales volumes increased to 550,300 bbls/d in the first quarter of 2024, compared to 504,000 bbls/d in the prior year quarter, primarily due to the increase in production volumes in the current quarter compared to the prior year quarter.
Non-upgraded bitumen sales volumes increased to 233,800 bbls/d in the first quarter of 2024, compared to 174,100 bbls/d in the prior year quarter, primarily due to the increase in saleable non-upgraded bitumen production volumes in the current quarter compared to the prior year quarter.
Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended March 31
($/bbl)	2024	2023
Upgraded – net SCO and diesel	90.97	98.87

Non-upgraded bitumen	65.11	51.50

Average crude	83.24	86.71

Average crude, relative to WTI	(20.55)	(16.18)

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands price realizations decreased in the first quarter of 2024 from the prior year quarter, primarily due to weaker SYN-WTI differentials in the current quarter compared to the prior year quarter, partially offset by narrower heavy crude oil differentials.
Royalties
Royalties for the Oil Sands segment increased in the first quarter of 2024 compared to the prior year quarter, primarily due to improved bitumen pricing and higher bitumen production volumes.
Expenses and Other Factors
Total Oil Sands operating expenses increased in the first quarter of 2024 compared to the prior year quarter, primarily due to the company’s increased working interest as well as higher mining activity and production at Fort Hills, partially offset by lower commodity costs and lower maintenance costs in the current quarter. See the Cash Operating Costs section below for additional details regarding cash operating costs and a breakdown of non-production costs by asset.
12   2024 First Quarter   Suncor Energy Inc.

Cash Operating Costs
	Three months ended March 31
($ millions, except as noted)	2024	2023
Oil Sands OS&G(1)	2 482	2 421
Oil Sands operations cash operating costs reconciliation

Oil Sands operations OS&G	1 278	1 372

Non-production costs(3)	37	(51)

Excess power capacity and other(4)	(105)	(142)
Oil Sands operations cash operating costs(2)	1 210	1 179

Oil Sands operations production volumes (mbbls/d)	494.9	442.6

Oil Sands operations cash operating costs(2) ($/bbl)	26.85	29.60
Fort Hills cash operating costs reconciliation

Fort Hills OS&G	613	349

Non-production costs(3)	(67)	(54)

Excess power capacity(4)	(15)	(17)
Fort Hills cash operating costs(2)	531	278

Fort Hills production volumes (mbbls/d)	177.6	74.7

Fort Hills cash operating costs(2) ($/bbl)	32.85	41.40
Syncrude cash operating costs reconciliation

Syncrude OS&G	656	751

Non-production costs(3)	(6)	(58)

Excess power capacity(4)	(8)	(4)
Syncrude cash operating costs(2)	642	689

Syncrude production volumes (mbbls/d)	197.9	190.1

Syncrude cash operating costs(2) ($/bbl)	35.70	40.25

(1)
Oil Sands inventory changes and internal transfers are presented on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. In the first quarter of 2024, Oil Sands OS&G included ($65) million of inventory changes and internal transfers. In the first quarter of 2023, Oil Sands OS&G included ($51) million of inventory changes and internal transfers.

(2)
Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(3)
Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4)
Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) decreased to $26.85 in the first quarter of 2024, compared to $29.60 in the prior year quarter, primarily due to increased production, lower natural gas prices and other commodity costs, partially offset by a higher proportion of Fort Hills bitumen being directed to upgrading at Oil Sands Base and a decrease in excess power revenues resulting from lower power prices.
Fort Hills cash operating costs per barrel(1) decreased to $32.85 in the first quarter of 2024, compared to $41.40 in the prior year quarter, primarily due to higher absolute production volumes, partially offset by increased mining activity associated with the mine improvement plan.
Syncrude cash operating costs per barrel(1) decreased to $35.70 in the first quarter of 2024, compared to $40.25 in the prior year quarter, primarily due to decreased maintenance costs in the current quarter and higher production volumes.

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2024 First Quarter   Suncor Energy Inc.   13

Management’s Discussion and Analysis
Planned Maintenance Update
Significant planned turnaround activities at Oil Sands Base Upgrader 1 are scheduled for the second quarter of 2024. Subsequent to the first quarter, the company commenced and completed planned maintenance activities at Fort Hills. Additionally, significant planned turnaround activities at Syncrude, which commenced in the first quarter of 2024, are expected to be completed in the second quarter of 2024. The impact of these maintenance events has been reflected in the company’s 2024 guidance.
Asset Transactions
On February 2, 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills for $712 million, bringing the company’s working interest in Fort Hills to 68.76% in the first quarter of 2023.
On November 20, 2023, Suncor completed the acquisition of TotalEnergies EP Canada Ltd., which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills.
EXPLORATION AND PRODUCTION
Financial Highlights
	Three months ended March 31
($ millions)	2024	2023
Operating revenues(1)	765	734

Less: Royalties(1)	(142)	(86)
Operating revenues, net of royalties	623	648
Earnings before income taxes	274	375
Adjusted operating earnings(2)	274	375
Adjusted funds from operations(2)	467	491
Free funds flow(2)	325	353

(1)
Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s financial statements. In the first quarter of 2024, revenue included a gross-up amount of  $119 million, with an offsetting amount of  $62 million in royalties in the E&P segment and $57 million in income tax expense recorded at the consolidated level. In the first quarter of 2023, revenue included a gross-up amount of  $68 million, with an offsetting amount of  $35 million in royalties in the E&P segment and $33 million in income tax expense recorded at the consolidated level.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Adjusted operating earnings for the E&P segment in the first quarter of 2024 were $274 million, compared to $375 million in the prior year quarter, with the decrease primarily due to lower sales volumes at E&P International, as a result of the divestment of the company’s U.K. portfolio in the second quarter of 2023, and increased depreciation, depletion and amortization (DD&A), partially offset by higher realized crude prices and increased sales volumes at E&P Canada.
Volumes
	Three months ended March 31
(mbbls/d)	2024	2023
E&P Canada	46.7	46.7

E&P International	3.6	20.3
Total production	50.3	67.0
Total sales volumes	63.3	68.7
Production volumes for E&P were 50,300 bbls/d in the first quarter of 2024, compared to 67,000 bbls/d in the prior year quarter, with the decrease primarily due to the divestment of the company’s U.K. portfolio and the absence of production from White Rose, partially offset by the addition of production from Terra Nova as the ramp-up of the asset progresses.
Total E&P sales volumes were 63,300 bbls/d in the first quarter of 2024, compared to 68,700 bbls/d in the prior year quarter, primarily due to the same factors that impacted production volumes, as well as a larger draw of inventory in E&P Canada in the first quarter of 2024 compared to the prior year quarter, associated with the timing of cargo sales.
14   2024 First Quarter   Suncor Energy Inc.

Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended March 31
($/bbl)	2024	2023
E&P Canada	107.52	101.11

E&P International(2)	—	113.82

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
E&P International price realizations exclude Libya.

E&P price realizations increased in the first quarter of 2024 compared to the prior year quarter, in line with the increase in benchmark prices for Brent crude.
Royalties
In the first quarter of 2024, E&P royalties, excluding the impact of Libya, were higher compared to the prior year quarter primarily due to the increase in price realizations and increased sales volumes.
Expenses and Other Factors
Operating and transportation expenses increased in the first quarter of 2024 compared to the prior year quarter primarily due to the restart of production at Terra Nova and a draw of inventory in the current quarter, partially offset by the divestment of the company’s U.K. portfolio.
DD&A and exploration expense for the first quarter of 2024 increased compared to the prior year quarter primarily due to the restart of production at Terra Nova.
Financing expense and other in the first quarter of 2024 was comparable to the prior year quarter.
Planned Maintenance Update for Operated Assets
There are no significant planned maintenance events for the E&P segment scheduled for the second quarter of 2024.
REFINING AND MARKETING
Financial Highlights
	Three months ended March 31
($ millions)	2024	2023
Operating revenues	7 613	7 173
Earnings before income taxes	1 114	993
Adjusted for:

Unrealized loss on risk management activities	4	5
Adjusted operating earnings(1)	1 118	998
Adjusted funds from operations(1)	1 306	1 194
Free funds flow(1)	1 138	1 069

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

R&M adjusted operating earnings in the first quarter of 2024 were $1.118 billion, compared to $998 million in the prior year quarter. The increase in adjusted operating earnings was primarily due to increased refinery production and a first-in, first-out (FIFO) inventory valuation gain in the first quarter of 2024, compared to a loss in the prior year quarter, partially offset by lower benchmark crack spreads.
2024 First Quarter   Suncor Energy Inc.   15

Management’s Discussion and Analysis
Volumes
	Three months ended March 31
	2024	2023
Crude oil processed (mbbls/d)

Eastern North America	216.5	203.9

Western North America	238.8	163.8
Total	455.3	367.7
Refinery utilization(1) (%)

Eastern North America	98	92

Western North America	98	67
Total	98	79
Refined product sales (mbbls/d)

Gasoline	243.5	208.3

Distillate	260.1	232.7

Other	77.4	73.8
Total	581.0	514.8
Refinery production(2) (mbbls)	44 074	35 583
Refining and marketing gross margin – First-in, first-out (FIFO)(3) ($/bbl)	46.65	55.45

Refining and marketing gross margin – Last-in, first-out (LIFO)(3) ($/bbl)	45.75	59.15

Refining operating expense(3) ($/bbl)	7.15	8.15

(1)
Refinery utilization is the amount of crude oil and natural gas liquids processed by crude distillation units, expressed as a percentage of the nameplate capacity of these units.

(2)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(3)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Refinery crude throughput was 455,300 bbls/d and refinery utilization was 98% in the first quarter of 2024, compared to 367,700 bbls/d and 79% in the prior year quarter, reflecting strong utilizations at all refineries in the current quarter and the impact of restart activities at the company’s Commerce City refinery in the prior year quarter following its weather-related outage.
Refined product sales were a record 581,000 bbls/d in the first quarter of 2024, compared to 514,800 bbls/d in the prior year quarter, with the increase due to strong refinery production and the company leveraging its extensive domestic sales network and export channels in the current quarter, as well as the impacts of restart activities at the company’s Commerce City refinery in the prior year quarter.
Refining and Marketing Gross Margins(1)
Refining and marketing gross margins were influenced by the following:
•
On a LIFO(2) basis, Suncor’s refining and marketing gross margin decreased to $45.75/bbl in the first quarter of 2024, from $59.15/bbl in the prior year quarter, primarily due to lower benchmark crack spreads combined with lower location differentials associated with the company’s regional markets and an increased proportion of export sales volumes, partially offset by a favourable crude slate. In the first quarter of 2024, on a LIFO basis, Suncor’s refining and marketing gross margin represents a 94% margin capture compared to Suncor’s 5-2-2-1 index.

•
On a FIFO basis, Suncor’s refining and marketing gross margin decreased to $46.65/bbl in the first quarter of 2024, from $55.45/bbl in the prior year quarter, due to the same factors discussed above, in addition to FIFO inventory valuation impacts. In the first quarter of 2024, the FIFO method of inventory valuation, relative to an estimated LIFO(2) accounting method, resulted in a gain of $40 million. In the prior year quarter FIFO resulted in a loss of $131 million, for a favourable quarter-over-quarter impact of $171 million.

(1)
Contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. The impact of the FIFO method of inventory valuation, relative to an estimated LIFO accounting method, also includes the impact of the realized portion of commodity risk management activities. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

16   2024 First Quarter   Suncor Energy Inc.

Expenses and Other Factors
Operating and transportation expenses decreased in the first quarter of 2024 compared to the prior year quarter, primarily due to decreased maintenance costs in the current quarter, as a result of unplanned maintenance at the company’s Commerce City refinery in the prior year quarter, and lower commodity input costs.
Refining operating expense per barrel(1) decreased to $7.15 in the first quarter of 2024, compared to $8.15 in the prior year quarter, primarily due to higher refinery production.
Planned Maintenance
Planned turnaround maintenance has commenced at the company’s Montreal and Sarnia refineries, with maintenance at both refineries expected to be completed within the second quarter of 2024. The impact of these maintenance events has been reflected in the company’s 2024 guidance.
CORPORATE AND ELIMINATIONS
Financial Highlights
	Three months ended March 31
($ millions)	2024	2023
Loss before income taxes	(539)	(131)
Adjusted for:

Unrealized foreign exchange loss on U.S. dollar denominated debt	220	3

Gain on significant disposal	—	(302)
Adjusted operating loss(1)	(319)	(430)

Corporate	(196)	(437)

Eliminations – Intersegment profit (eliminated) realized	(123)	7
Adjusted funds used in operations(1)	(398)	(533)
Free funds deficit(1)	(404)	(546)

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Corporate incurred an adjusted operating loss of $196 million in the first quarter of 2024, compared to $437 million in the prior year quarter. The decreased loss was primarily attributable to an operational foreign exchange gain in the first quarter of 2024, compared to a loss in the prior year quarter, and decreased spend in digital technologies. This was partially offset by an increase in share-based compensation expense in the first quarter of 2024 compared to the prior year quarter. Suncor capitalized $74 million of its borrowing costs in the first quarter of 2024 as part of the cost of major development assets and construction projects in progress, compared to $58 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the first quarter of 2024, the company eliminated $123 million of intersegment profit, compared to a realization of $7 million in the prior year quarter. The deferral of intersegment profit in the first quarter of 2024 was primarily driven by a strengthening in benchmark pricing at the end of the quarter.
Corporate and Eliminations adjusted funds used in operations were $398 million for the first quarter of 2024, compared to $533 million in the first quarter of 2023, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation expense.

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2024 First Quarter   Suncor Energy Inc.   17

Management’s Discussion and Analysis
4. INCOME TAX
	Three months ended March 31
($ millions)	2024	2023
Current income tax expense	649	738

Deferred income tax recovery	(39)	(76)
Income tax expense included in net earnings	610	662

Less: Income tax (recovery) expense on adjusted operating earnings adjustments	(11)	38
Income tax expense included in adjusted operating earnings	621	624
Effective tax rate	27.5%	24.4%
The provision for income taxes in the first quarter of 2024 decreased compared to the prior year quarter, primarily due to lower earnings in the first quarter of 2024. In the first quarter of 2024, the company’s effective tax rate on net earnings increased compared to the prior year quarter, primarily due to non-taxable foreign exchange losses on the revaluation of U.S. dollar denominated debt and other permanent items impacting total tax expense.
18   2024 First Quarter   Suncor Energy Inc.

5. CAPITAL INVESTMENT UPDATE
Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
	Three months ended
	March 31, 2024			March 31, 2023
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Total
Oil Sands

Oil Sands Base	196	257	453	302

In Situ	15	104	119	126

Fort Hills	64	80	144	90

Syncrude	149	64	213	240

E&P(3)	—	135	135	132

R&M	147	20	167	125

Corporate and Eliminations	3	3	6	13
	574	663	1 237	1 028
Capitalized interest on debt			74	58
Total capital and exploration expenditures			1 311	1 086

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value by adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

(3)
Excludes capital expenditures related to assets previously held for sale of nil in the first quarter of 2024, compared to $42 million in the first quarter of 2023.

During the first quarter of 2024, the company incurred $1.237 billion of capital expenditures, excluding capitalized interest, compared to $1.028 billion in the prior year quarter. The increase was primarily driven by increased economic investments at Oil Sands Base, related to the Upgrader 1 coke drum replacement and the new cogeneration facility, and at Fort Hills related to the second North Pit mine opening and haul truck purchases.
Activity in the first quarter of 2024 is summarized by business unit below.
Oil Sands
Oil Sands Base capital expenditures were $453 million in the first quarter of 2024 and were directed towards economic investment expenditures related to the Upgrader 1 coke drum replacement and progressing the investment in low-carbon power by replacing the coke-fired boilers with a new cogeneration facility. Asset sustainment and maintenance capital expenditures were primarily directed towards mine equipment purchases, planned turnaround and other maintenance projects.
In Situ capital expenditures were $119 million in the first quarter of 2024 and were primarily directed towards economic investment activities focused on the ongoing design and construction of well pads to develop additional reserves that are intended to maintain existing production levels.
Fort Hills capital expenditures were $144 million in the first quarter of 2024 and were directed towards economic investment expenditures related to the second North Pit mine opening and haul truck purchases. Asset sustainment and maintenance capital expenditures were primarily directed towards the development, progression and execution of mining and tailings management projects.
Syncrude capital expenditures were $213 million in the first quarter of 2024 and were primarily directed towards significant planned turnaround activities that commenced in the first quarter, tailings development and mine equipment replacements. Economic investment expenditures were directed towards progressing the Mildred Lake West Extension mining project.
Exploration and Production
E&P capital and exploration expenditures were $135 million in the first quarter of 2024 and were focused on economic investment projects, primarily the West White Rose Project and the SeaRose FPSO Asset Life Extension Project.
Refining and Marketing
R&M capital expenditures were $167 million in the first quarter of 2024 and were primarily related to the company’s planned maintenance program.
Corporate and Eliminations
Corporate and Eliminations capital expenditures were $6 million in the first quarter of 2024 and were primarily directed towards investment in digital technologies.
2024 First Quarter   Suncor Energy Inc.   19

Management’s Discussion and Analysis
6. FINANCIAL CONDITION AND LIQUIDITY
Indicators
	Twelve months ended March 31
	2024	2023
Return on capital employed (ROCE)(1)(2) (%)	15.0	17.8
Net debt to adjusted funds from operations(1) (times)	1.0	0.9
Total debt to total debt plus shareholders’ equity(1) (%)	26.5	29.7
Net debt to net debt plus shareholders’ equity(1) (%)	23.3	28.2
Net debt to net debt plus shareholders’ equity – excluding leases(1) (%)	17.7	23.7

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
For the twelve months ended March 31, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE. ROCE would have been 21.6% for the twelve months ended March 31, 2023, excluding the impact of the impairment reversal of $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022 and the impact of the impairment of  $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources required to fund its planned 2024 capital spending program of $6.3 billion to $6.5 billion, and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on several factors, including commodity prices, production, sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment-grade debt ratings.
Available Sources of Liquidity
For the three months ended March 31, 2024, cash and cash equivalents increased to $2.464 billion from $1.729 billion as at December 31, 2023. The source of cash in the first quarter of 2024 was due to the company’s cash flow provided by operating activities and an increase in short-term indebtedness exceeding the company’s capital and exploration expenditures, the payment of dividends and the repurchase of Suncor’s common shares under its normal course issuer bid (NCIB).
As at March 31, 2024, the company had no short-term investments presented as cash and cash equivalents.
As at March 31, 2024, available credit facilities for liquidity purposes were $4.796 billion, compared to $4.957 billion as at December 31, 2023. The decrease in available credit facilities was due to an increase in short-term indebtedness.
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and the expected future volatility in the business environment. Suncor believes a phased and flexible approach to existing and future projects should help the company maintain its ability to manage project costs and debt levels.
Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders’ equity. As at March 31, 2024, total debt to total debt plus shareholders’ equity was 26.5% (December 31, 2023 – 26.3%). The company also continues to be in compliance with all operating covenants under its debt agreements.
20   2024 First Quarter   Suncor Energy Inc.

Change in Debt
Three months ended
($ millions)	March 31, 2024
Total debt(1) – beginning of period	15 407

Increase in long-term debt	—

Increase in short-term debt	221

Increase in lease liability	189

Lease payments	(98)

Foreign exchange on debt, and other	230
Total debt(1) – March 31, 2024	15 949

Less: Cash and cash equivalents – March 31, 2024	2 464
Net debt(1) – March 31, 2024	13 485

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

The company’s total debt increased in the first quarter of 2024, primarily due to unfavourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2023, an increase in short-term indebtedness and leases entered into during the period, partially offset by principal lease payments made during the quarter.
As at March 31, 2024, Suncor’s net debt was $13.485 billion, compared to $13.678 billion at December 31, 2023. The decrease in net debt was primarily due to an increase in cash and cash equivalents, partially offset by the factors discussed above.
Common Shares
March 31,
(thousands)	2024
Common shares	1 287 014

Common share options – exercisable	12 260

Common share options – non-exercisable	2 489
As at May 6, 2024, the total number of common shares outstanding was 1,284,914,159 and the total number of exercisable and non-exercisable common share options outstanding was 12,352,945. Once vested, each outstanding common share option is exercisable for one common share.
2024 First Quarter   Suncor Energy Inc.   21

Management’s Discussion and Analysis
Share Repurchases
In the first quarter of 2024, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 26, 2024, and ending February 25, 2025, Suncor may purchase for cancellation up to 128,700,000 common shares, which is equal to approximately 10% of Suncor’s public float as of February 12, 2024. As at February 12, 2024, Suncor had 1,287,461,183 common shares issued and outstanding.
Between February 26, 2024, and May 6, 2024, pursuant to Suncor’s NCIB, Suncor repurchased 7,478,390 common shares on the open market, representing the equivalent of 0.6% of its common shares as at February 12, 2024, for $379 million, at a weighted average price of $50.71 per share.
The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
	Three months ended March 31
($ millions, except as noted)	2024	2023
Share repurchase activities (thousands of common shares)	6 438	19 936

Weighted average repurchase price per share (dollars per share)	45.53	43.85

Share repurchase cost	293	874
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2023 annual MD&A, with no material updates to note during the three months ended March 31, 2024. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity, or capital expenditures.
22   2024 First Quarter   Suncor Energy Inc.

7. QUARTERLY FINANCIAL DATA
Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022
Total production (mbbls/d)

Oil Sands	785.0	757.4	646.1	679.1	675.1	688.1	646.0	641.5

Exploration and Production	50.3	50.7	44.4	62.8	67.0	75.0	78.1	78.7
Total upstream production	835.3	808.1	690.5	741.9	742.1	763.1	724.1	720.2
Refinery crude oil processed (mbbls/d)	455.3	455.9	463.2	394.4	367.7	440.0	466.6	389.3
Revenues and other income

Gross revenues	13 305	13 589	13 911	12 434	12 272	14 754	15 869	17 815

Royalties	(924)	(779)	(1 262)	(715)	(358)	(834)	(925)	(1 680)
Operating revenues, net of royalties	12 381	12 810	12 649	11 719	11 914	13 920	14 944	16 135

Other income (loss)	148	1 328	(13)	(3)	342	(65)	113	69
	12 529	14 138	12 636	11 716	12 256	13 855	15 057	16 204
Net earnings (loss)	1 610	2 820	1 544	1 879	2 052	2 741	(609)	3 996

Per common share – basic (dollars)	1.25	2.18	1.19	1.44	1.54	2.03	(0.45)	2.84

Per common share – diluted (dollars)	1.25	2.18	1.19	1.43	1.54	2.03	(0.45)	2.83
Adjusted operating earnings(1)	1 817	1 635	1 980	1 253	1 809	2 432	2 565	3 814

Per common share(2)(3) (dollars)	1.41	1.26	1.52	0.96	1.36	1.81	1.88	2.71
Adjusted funds from operations(1)	3 169	4 034	3 634	2 655	3 002	4 189	4 473	5 345

Per common share(2)(3) (dollars)	2.46	3.12	2.80	2.03	2.26	3.11	3.28	3.80
Cash flow provided by operating activities	2 787	4 318	4 184	2 803	1 039	3 924	4 449	4 235

Per common share(3) (dollars)	2.16	3.34	3.22	2.14	0.78	2.91	3.26	3.01
ROCE(2) (%) for the twelve months ended	15.0	15.6	15.8	12.8	17.8	19.4	17.5	19.4
ROCE excluding impairments and impairment reversals(2) (%) for the twelve months ended	15.0	15.6	15.8	16.3	21.6	22.9	21.0	18.2
Common share information (dollars)

Dividend per common share(3)	0.55	0.55	0.52	0.52	0.52	0.52	0.47	0.47

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	49.99	42.45	46.71	38.86	41.96	42.95	38.90	45.16
New York Stock Exchange (US$)	36.91	32.04	34.38	29.32	31.05	31.73	28.15	35.07

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Adjusted operating earnings for each quarter are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Adjusted funds from operations for each quarter are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(2)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Non-GAAP measures included in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(3)
Represented on a basic per share basis.

2024 First Quarter   Suncor Energy Inc.   23

Management’s Discussion and Analysis
Business Environment
(average for the three months ended)		Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022
WTI crude oil at Cushing	US$/bbl	76.95	78.35	82.20	73.75	76.10	82.65	91.65	108.40

Dated Brent crude	US$/bbl	83.25	84.05	86.70	78.35	81.25	88.65	100.95	113.75

Dated Brent/Maya FOB price differential	US$/bbl	14.10	12.55	11.15	14.75	18.40	17.70	17.95	11.65

MSW at Edmonton	Cdn$/bbl	92.20	99.70	107.80	95.10	99.05	110.05	116.85	137.80

WCS at Hardisty	US$/bbl	57.60	56.45	69.30	58.70	51.35	57.00	71.75	95.60

WTI-WCS light/heavy differential	US$/bbl	(19.35)	(21.90)	(12.90)	(15.05)	(24.75)	(25.65)	(19.90)	(12.80)

SYN-WTI (differential) premium	US$/bbl	(7.40)	0.30	2.80	2.90	2.10	4.15	8.80	6.05

Condensate at Edmonton	US$/bbl	72.80	76.25	77.90	72.35	79.85	83.40	87.35	108.35

Natural gas (Alberta spot) at AECO	Cdn$/GJ	2.20	2.15	2.50	2.35	3.05	4.90	4.15	6.90

Alberta Power Pool Price	Cdn$/MWh	99.30	81.60	151.60	159.80	142.00	213.95	221.40	122.45

New York Harbor 2-1-1 crack(1)	US$/bbl	27.05	28.60	39.95	32.30	36.70	52.75	46.70	60.05

Chicago 2-1-1 crack(1)	US$/bbl	19.80	17.10	27.45	28.60	31.55	39.20	43.30	49.40

Portland 2-1-1 crack(1)	US$/bbl	26.85	29.35	55.90	37.30	37.40	50.70	57.30	63.45

Gulf Coast 2-1-1 crack(1)	US$/bbl	27.95	23.00	39.10	29.15	37.65	40.20	41.85	52.55

U.S. Renewable Volume Obligation	US$/bbl	3.70	4.75	7.45	7.70	8.20	8.55	8.10	7.80

Suncor custom 5-2-2-1 index(2)	US$/bbl	35.95	33.45	36.00	34.20	42.80	51.90	45.45	51.45

Exchange rate (average)	US$/Cdn$	0.74	0.73	0.75	0.74	0.74	0.74	0.77	0.78

Exchange rate (end of period)	US$/Cdn$	0.74	0.76	0.74	0.76	0.74	0.74	0.73	0.78

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2023 annual MD&A.

24   2024 First Quarter   Suncor Energy Inc.

8. OTHER ITEMS
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2023 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2023.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2023, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2023 annual MD&A.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2023, note 10 to the unaudited interim Consolidated Financial Statements for the three months ended March 31, 2024, and the Financial Condition and Liquidity section of the 2023 annual MD&A.
Control Environment
Based on their evaluation as at March 31, 2024, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at March 31, 2024, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications as deemed necessary from time to time.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Corporate Guidance
There have been no changes to Suncor’s previously announced 2024 corporate guidance ranges (which were originally disclosed via press release on December 5, 2023), a copy of which is also available on www.sedarplus.ca.
2024 First Quarter   Suncor Energy Inc.   25

Management’s Discussion and Analysis
9. NON-GAAP AND OTHER FINANCIAL MEASURES ADVISORY
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Adjusted Operating Earnings (Loss)
Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial and Operating Information and Segment Results and Analysis sections of this MD&A.
Bridge Analyses of Adjusted Operating Earnings (Loss)
Within this MD&A, the company presents a chart that illustrates the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analysis in this MD&A. This bridge analysis is presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, except for the company’s Libya operations, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of the company’s Libya operations, as royalties in Libya are included in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries reported in the Corporate and Eliminations segment.

•
The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

•
The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

•
The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

26   2024 First Quarter   Suncor Energy Inc.

Return on Capital Employed (ROCE) and ROCE Excluding Impairments and Impairment Reversals
ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended March 31
($ millions, except as noted)		2024	2023
Adjustments to net earnings

Net earnings		7 853	8 180

Add after-tax amounts for:

Unrealized foreign exchange loss on U.S. dollar denominated debt		27	818

Net interest expense		526	633
Adjusted net earnings(1)	A	8 406	9 631
Capital employed – beginning of twelve-month period

Net debt(2)		15 714	15 421

Shareholders’ equity		39 949	38 274
		55 663	53 695
Capital employed – end of twelve-month period

Net debt(2)		13 485	15 714

Shareholders’ equity		44 308	39 949
		57 793	55 663
Average capital employed	B	56 158	54 171
ROCE (%)(3)	A/B	15.0	17.8

(1)
Total before-tax impact of adjustments is $725 million for the twelve months ended March 31, 2024, and $1.713 billion for the twelve months ended March 31, 2023.

(2)
Net debt is a non-GAAP financial measure.

(3)
For the twelve months ended March 31, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE. ROCE would have been 21.6% for the twelve months ended March 31, 2023, excluding the impact of the impairment reversal of $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022 and the impact of the impairment of  $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022.

2024 First Quarter   Suncor Energy Inc.   27

Management’s Discussion and Analysis
Adjusted Funds From (Used In) Operations
Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.
Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective MD&A or quarterly report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.
Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss) before income taxes	1 371	1 477	274	375	1 114	993	(539)	(131)	—	—	2 220	2 714

Adjustments for:

Depreciation, depletion, amortization and impairment	1 185	1 138	170	127	244	220	29	31	—	—	1 628	1 516

Accretion	126	114	16	17	3	2	—	—	—	—	145	133

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	220	3	—	—	220	3

Change in fair value of financial instruments and trading inventory	2	27	3	(25)	25	28	—	—	—	—	30	30

(Gain) loss on disposal of assets	—	—	—	(1)	—	(11)	(3)	(302)	—	—	(3)	(314)

Share-based compensation	(171)	(60)	3	1	(78)	(27)	(128)	(117)	—	—	(374)	(203)

Settlement of decommissioning and restoration liabilities	(112)	(124)	(2)	(2)	(9)	(7)	—	—	—	—	(123)	(133)

Other	42	16	3	(1)	7	(4)	23	(17)	—	—	75	(6)

Current income tax expense	—	—	—	—	—	—	—	—	(649)	(738)	(649)	(738)
Adjusted funds from (used in) operations	2 443	2 588	467	491	1 306	1 194	(398)	(533)	(649)	(738)	3 169	3 002

Change in non-cash working capital											(382)	(1 963)
Cash flow provided by operating activities											2 787	1 039
28   2024 First Quarter   Suncor Energy Inc.

Free Funds Flow
Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted funds from (used in) operations	2 443	2 588	467	491	1 306	1 194	(398)	(533)	(649)	(738)	3 169	3 002

Capital expenditures including capitalized interest(1)	(995)	(810)	(142)	(138)	(168)	(125)	(6)	(13)	—	—	(1 311)	(1 086)
Free funds flow (deficit)	1 448	1 778	325	353	1 138	1 069	(404)	(546)	(649)	(738)	1 858	1 916

(1)
Excludes capital expenditures related to assets previously held for sale of nil in the first quarter of 2024, compared to $42 million in the first quarter of 2023.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands – Cash Operating Costs section of this MD&A. Management uses cash operating costs to measure operating performance.
2024 First Quarter   Suncor Energy Inc.   29

Management’s Discussion and Analysis
Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G expense for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended March 31
($ millions, except as noted)	2024	2023
Refining and marketing gross margin reconciliation

Operating revenues	7 613	7 173

Purchases of crude oil and products	(5 588)	(5 354)
	2 025	1 819

Other income (loss)	74	156

Non-refining and marketing margin	(42)	(2)
Refining and marketing gross margin – FIFO	2 057	1 973

Refinery production(1) (mbbls)	44 074	35 583
Refining and marketing gross margin – FIFO ($/bbl)	46.65	55.45
FIFO and risk management activities adjustment	(40)	131
Refining and marketing gross margin – LIFO	2 017	2 104
Refining and marketing gross margin – LIFO ($/bbl)	45.75	59.15
Refining operating expense reconciliation

Operating, selling and general expense	618	650

Non-refining costs	(303)	(360)
Refining operating expense	315	290

Refinery production(1) (mbbls)	44 074	35 583
Refining operating expense ($/bbl)	7.15	8.15

(1)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

30   2024 First Quarter   Suncor Energy Inc.

Impact of FIFO Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months and is influenced by the time to receive crude after purchase, regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
Net Debt and Total Debt
Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).
	March 31	December 31
($ millions, except as noted)	2024	2023
Short-term debt	721	494

Current portion of long-term debt	—	—

Current portion of long-term lease liabilities	378	348

Long-term debt	11 295	11 087

Long-term lease liabilities	3 555	3 478
Total debt	15 949	15 407

Less: Cash and cash equivalents	2 464	1 729
Net debt	13 485	13 678

Shareholders’ equity	44 308	43 279
Total debt plus shareholders’ equity	60 257	58 686
Total debt to total debt plus shareholders’ equity (%)	26.5	26.3
Net debt to net debt plus shareholders’ equity (%)	23.3	24.0
Net debt to net debt plus shareholders’ equity – excluding leases (%)	17.7	18.5
2024 First Quarter   Suncor Energy Inc.   31

Management’s Discussion and Analysis
Price Realizations
Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.
Oil Sands Price Realizations
Three months ended	March 31, 2024				March 31, 2023
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues	2 062	4 860	6 922	6 922	1 235	4 832	6 067	6 067

Other income (loss)	59	(4)	55	55	124	(9)	115	115

Purchases of crude oil and products	(557)	(72)	(629)	(629)	(337)	(71)	(408)	(408)

Gross realization adjustment(1)	(22)	(94)	(116)		(105)	(108)	(213)
Gross realization	1 542	4 690	6 232		917	4 644	5 561
Transportation and distribution	(158)	(134)	(292)	(292)	(109)	(161)	(270)	(270)
Price realization	1 384	4 556	5 940		808	4 483	5 291
Sales volumes (mbbls)	21 280	50 077	71 357		15 668	45 361	61 029
Price realization per barrel	65.11	90.97	83.24		51.50	98.87	86.71

(1)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

E&P Price Realizations
Three months ended	March 31, 2024				March 31, 2023
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues	—	609	156	765	184	458	92	734

Transportation and distribution	—	(23)	(2)	(25)	(5)	(14)	(2)	(21)
Price realization	—	586	154		179	444	90
Sales volumes (mbbls)	—	5 432			1 574	4 389
Price realization per barrel	—	107.52			113.82	101.11

(1)
Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2)
Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the first quarter of 2024, revenue included a gross-up amount of  $119 million, with an offsetting amount of  $62 million in royalties in the E&P segment and $57 million in income tax expense recorded at the consolidated level. In the first quarter of 2023, revenue included a gross-up amount of $68 million, with an offsetting amount of  $35 million in royalties in the E&P segment and $33 million in income tax expense recorded at the consolidated level.

32   2024 First Quarter   Suncor Energy Inc.

10. COMMON ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
GJ	Gigajoule	US$	United States dollars

MW	megawatts	Financial and Business Environment
MWh	megawatts per hour	Q1	Three months ended March 31
		DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
		WCS	Western Canadian Select
		SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
		MSW	Mixed Sweet Blend
2024 First Quarter   Suncor Energy Inc.   33

Management’s Discussion and Analysis
11. Advisories
Forward-Looking Statements
This MD&A contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:
•
Suncor’s strategy, focus, goals and priorities and the expected benefits therefrom;

•
Suncor’s expectation that its indicative 5-2-2-1 index will continue to be an appropriate measure of Suncor’s actual results;

•
expectations regarding planned maintenance events, specifically the expectation that the Syncrude turnaround and turnaround maintenance at the company’s Montreal and Sarnia refineries will be completed in the second quarter of 2024, and that significant planned turnaround activities at Oil Sands Base Upgrader 1 will be conducted in the second quarter of 2024;

•
Suncor’s expectation that In Situ design and construction of new well pads will maintain existing production levels;

•
statements regarding Suncor’s planned 2024 capital spending program of $6.3 billion to $6.5 billion, including Suncor’s management’s belief that it will have the capital resources to fund it and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment-grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment, and Suncor’s belief that a phased and flexible approach to existing and future projects should help the company manage project costs and debt levels;

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and
34   2024 First Quarter   Suncor Energy Inc.

the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect the R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; the ability to maintain an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2023 annual MD&A, the 2023 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
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